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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                              Pure Resources, Inc.
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                                (NAME OF ISSUER)


                    Common Stock, Par Value $.01 Per Share
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                         (TITLE OF CLASS OF SECURITIES)


                                   74622E 10 2
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                                 (CUSIP NUMBER)

                          Barry A. L. Hoffman, Esq.
                             Deputy General Counsel
                               Unocal Corporation
                        2141 Rosecrans Avenue, Suite 4000
                          El Segundo, California 90245
                                 (310) 726-7600
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 August 21, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 74622E 10 2                                 Page 2 of 7 Pages
-----------------------------                      -----------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Unocal Corporation
           95-3825062

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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    NUMBER OF               7   SOLE VOTING POWER
                                -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8   SHARED VOTING POWER
    OWNED BY                    35,890,333 (*)

      EACH          ------------------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
   REPORTING                    32,709,067

  PERSON WITH       ------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                -0-

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         35,890,333 (*)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.3%

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14       TYPE OF REPORTING PERSON REPORTING

         CO
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(*) Includes 32,709,067 shares directly owned by Union Oil Company of
California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the Schedule 13D).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 74622E 10 2                                   Page 3 of 7
-----------------------------                      -----------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Union Oil Company of California
           95-1315450

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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    NUMBER OF               7   SOLE VOTING POWER
                                -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8   SHARED VOTING POWER
    OWNED BY                    35,890,333 (**)

      EACH          ------------------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
   REPORTING                    32,709,067

  PERSON WITH       ------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         35,890,333 (**)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.3%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON REPORTING

         CO
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(**) Includes 32,709,067 shares directly owned by Union Oil Company of
California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the Schedule 13D).

Item 1.  Security and Issuer.
         -------------------

            This Amendment No. 2 (this "Amendment") amends and supplements the joint Statement on Schedule 13D, as amended (the "Schedule 13D") of Unocal Corporation, a Delaware corporation ("Unocal") and Union Oil Company of California ("Union Oil", together with Unocal, the "Reporting Persons"), a California corporation and wholly owned subsidiary of Unocal, filed on May 5, 2000 and relating to the common stock, par value of $.01 per share (the "Pure Common Stock"), of Pure Resources, Inc., a Delaware corporation ("Pure"). Pure's principal executive offices are located at 500 West Texas, Suite 200, Midland, Texas 79701. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D previously filed by the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

            The information contained in Item 4 of the Schedule 13D is hereby incorporated herein by reference.

            On or about August 21, 2001, individual stockholders of Pure filed complaints in the Delaware Court of Chancery purporting to commence class action lawsuits on behalf of the public stockholders of Pure against the Reporting Persons, Pure and each of the individual directors of Pure. The complaints were styled as Cersente v. Pure Resources, Inc., et al (C.A. No. 19854), Brown v. Pure Resources, Inc., et al (C.A. No. 19855), Summit Trading Group, LLC v. Hightower, et al (C.A. No. 19856), Metera v. Pure Resources, Inc., et al (C.A. No. 19857) and Bistritzky v. Hightower, et al (C.A. No. 19859). The complaints are attached hereto as exhibits, are incorporated herein by reference and any description provided herein is qualified in its entirety by reference to the actual complaints.

            In general, the complaints allege, among other things: (1) breaches of fiduciary duty by the Reporting Persons, Pure and the members of Pure's board in connection with the offer and the subsequent merger; (2) that the consideration offered is inadequate; and (3) that the Reporting Persons are acting to further their respective interests at the expense of the holders of Pure's common stock. Among other remedies, the complaints seek to enjoin the offer and subsequent merger or, alternatively, damages in an unspecified amount and rescission in the event the offer and merger occur. The Reporting Persons view the complaints as being without merit.


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit No.  Description
         ----------   -----------

             99.1     Cersente v. Pure Resources, Inc., et al (C.A. No.
                      19854)

             99.2     Brown v. Pure Resources, Inc., et al (C.A. No. 19855)

             99.3     Summit Trading Group, LLC v. Hightower, et al (C.A.
                      No. 19856)



                                  4 of 7 Pages

             99.4     Metera v. Pure Resources, Inc., et al (C.A. No. 19857)

             99.5     Bistritzky v. Hightower, et al (C.A. No. 19859)





                                  5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2002



                               UNOCAL CORPORATION

                               By:   /s/ Douglas M. Miller
                                  --------------------------------------------
                                 Name:    Douglas M. Miller
                                 Title:   Vice President, Corporate Development



                               UNION OIL COMPANY OF CALIFORNIA


                               By:   /s/ Douglas M. Miller
                                  --------------------------------------------
                                 Name:    Douglas M. Miller
                                 Title:   Vice President, Corporate Development





                                  6 of 7 Pages

                               Index to Exhibits
                               ------------------


         Exhibit No.  Description
         ----------   -----------

             99.1     Cersente v. Pure Resources, Inc., et al (C.A. No.
                      19854)

             99.2     Brown v. Pure Resources, Inc., et al (C.A. No. 19855)

             99.3     Summit Trading Group, LLC v. Hightower, et al (C.A.
                      No. 19856)

             99.4     Metera v. Pure Resources, Inc., et al (C.A. No. 19857)

             99.5     Bistritzky v. Hightower, et al (C.A. No. 19859)



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